March 15, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549-6010
Attn: Karen J. Garnett, Assistant Director

Re:	Accretive Health, Inc.
Amendment No. 2 to Registration Statement on Form S-l
Filed January 8, 2010
File No. 333-162186
Dear Ladies and Gentlemen:
     On behalf of Accretive Health, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-162186) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2009. On behalf of the Company, we acknowledge receipt of the letter, dated January 28, 2010, from Karen J. Garnett, Assistant Director of the staff (the “Staff”) of the SEC, to Mary A. Tolan, Founder, President and Chief Executive Officer of the Company (the “Letter”), regarding Amendment No. 2, filed January 8, 2010, to the Registration Statement.
     In response to the comment of the Staff set forth in the Letter, WilmerHale acknowledges that it will opine on the General Corporation Law of the State of Delaware in its opinion to be filed as Exhibit 5.1 to the Registration Statement. WilmerHale hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     Please do not hesitate to contact the undersigned (617-526-6626) or Jason L. Kropp (617-526-6421) with any questions regarding this response letter.
Very truly yours,
/s/ David A. Westenberg
David A. Westenberg

cc:	Jerard Gibson, Attorney-Advisor, Securities and Exchange Commission
Yolanda Crittendon, Staff Accountant, Securities and Exchange Commission